Filed by Kinder Morgan, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: El Paso Corporation

Commission File No.: 001-14365

Commission File No. for Registration Statement

on Form S-4: 333-177895

KINDER MORGAN RECEIVES FTC APPROVAL

FOR PENDING EL PASO ACQUISITION

Transaction Expected to Close in Late May

HOUSTON, May 1, 2012 – Kinder Morgan, Inc. (NYSE: KMI) today announced it has received approval for its pending acquisition of El Paso Corporation (NYSE: EP) from the Federal Trade Commission (FTC), subject to the previously announced divestiture of certain Kinder Morgan Energy Partners, L.P. (NYSE: KMP) assets. The FTC also terminated the Hart-Scott-Rodino Act waiting period, clearing the way for the companies to close the transaction as anticipated in late May.

“We are pleased to receive FTC approval, and we look forward to becoming the largest midstream and the fourth largest energy company in North America when the transaction is completed,” said Kinder Morgan Chairman and CEO Richard D. Kinder.

In March, Kinder Morgan reached a verbal agreement with the FTC to sell Kinder Morgan Interstate Gas Transmission, Trailblazer Pipeline Company, its Casper-Douglas natural gas processing and West Frenchie Draw treating facilities in Wyoming, and the company’s 50 percent interest in the Rockies Express Pipeline. The FTC order allows the company six months to sell the assets. As previously announced, KMI plans to offer (drop down) El Paso assets to KMP to replace the divested assets.

A tentative deadline for El Paso shareholders to elect the form of consideration that they wish to receive has been set for 5:00 p.m., New York City time, on May 23, 2012.

Kinder Morgan, Inc. (NYSE: KMI) is a leading pipeline transportation and energy storage company in North America. It owns an interest in or operates more than 38,000 miles of pipelines and 180 terminals. Its pipelines transport natural gas, gasoline, crude oil, CO2 and other products, and its terminals store petroleum products and chemicals and handle such products as ethanol, coal, petroleum coke and steel. KMI owns the general partner interest of Kinder Morgan Energy Partners, L.P. (NYSE: KMP), one of the largest publicly traded pipeline limited partnerships in America, along with limited partner interest in KMP and Kinder Morgan

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Management, LLC (NYSE: KMR). It also operates and owns a 20 percent interest in Natural Gas Pipeline Company of America. Combined, KMI, KMP and KMR constitute the largest midstream energy entity in the United States with an enterprise value of over $65 billion. For more information please visit www.kindermorgan.com.

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

KMI has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction including a definitive Information Statement/Prospectus of KMI and a definitive Proxy Statement of EP. The Registration Statement was declared effective by the SEC on January 30, 2012. KMI and EP mailed the definitive Information Statement/Prospectus of KMI and definitive Proxy Statement of EP on or about January 31, 2012. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY KMI OR EP BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov or by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
Email:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transactions, future financial and operating results, benefits and synergies of the proposed transactions, future opportunities for the combined company, the expected timetable for completing the sale of EP’s exploration and production assets, the possible drop down or divestiture of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects, including those related to KMP or EPB, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transactions; the ability to obtain the requisite regulatory approval and the satisfaction of other conditions to consummation of the transactions; the possibility that financing might not be available on the terms agreed to; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue and dividend and distribution growth; national, international, regional

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and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s Annual Report on Form 10-K for the year ended December 31, 2011 and EP’s Annual Report on Form 10-K for the year ended December 31, 2011, both filed with the SEC. KMI and EP disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

CONTACTS
Larry Pierce	Mindy Mills Thornock
Media Relations	Investor Relations
(713) 369-9407	(713) 369-9490
larry_pierce@kindermorgan.com	mindy_thornock@kindermorgan.com www.kindermorgan.com

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